Exchange Listed Funds Trust
10900 Hefner Pointe Drive
Suite 207
Oklahoma City, Oklahoma 73120

October 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)
Request for Withdrawal of Post-Effective Amendment No. 47

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Exchange Listed Funds Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 47 (“Amendment No. 47”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 47 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-17-010753) on August 23, 2017 to introduce two new series of the Trust: the REX Bitcoin Strategy ETF and the Rex Short Bitcoin Strategy ETF (the “Funds”).

The Trust notes that on a call with the Staff, the Staff expressed the view that it is the Commission’s policy not to review a registration statement for a fund where the underlying instruments in which the fund intends to primarily invest are not yet available. The Staff requested that the Trust withdraw Amendment No. 47 until such time as the underlying instruments in which the Funds intend to invest (i.e., bitcoin futures contracts) become available for investment. In response to the Staff’s request, we are requesting withdrawal of Amendment No. 47.

Amendment No. 47 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173 or Laura Flores at (202) 373-6101.

EXCHANGE LISTED FUNDS TRUST

By: /s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: President